SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934
Report on Form 6-K for 30 November 2005
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F __X        Form 40-F _____

Enclosures: Trading statement

Sasol Limited – Trading Statement
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
(ISIN: ZAE000006896)
Share codes:
JSE - SOL
NYSE - SSL
("Sasol")

When Sasol announced its results in September 2005 for the financial year ended 30 June 2005, we commented: “International oil and commodity chemical markets and prices are unstable and so forecasting these with confidence is not possible. Nevertheless, assuming no major disruptions in world currency and energy markets, we anticipate satisfactory growth in earnings in the year ahead.”

During the intervening months, international oil prices have been nearly
25% higher than anticipated, the Rand : US Dollar exchange rate has been weaker than expected and pleasing plant efficiencies and operating rates have generally been achieved. As a result, Sasol’s financial results for the six months ending 31 December 2005 are forecast to be better than anticipated when the previous public announcement was made.

Although it is premature to comment on attributable earnings for the six months ending 31 December 2005, headline earnings are expected to be between 65% and 75% higher than those of the comparable previous reporting period (ie six months ended 31 December 2004).

It is important to note, however, that based on an expectation that international oil prices will be lower in the second half of the financial year and that commodity chemical prices and margins will also weaken, earnings growth for the full financial year is expected to be more in line with the profit outlook given in September 2005.
Johannesburg
29 November 2005
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited
Forward looking statements
We may in this document make statements that are not historical facts and relate to analyses and other information based on forecasts of future results and estimates of amounts not yet determinable. These are forward-looking statements as defined in the U.S. Private Securities
Litigation Reform Act of 1995. Words such as "believe", "anticipate",
"expect", "intend", "seek", "will", "plan", "could", "may", "endeavour"
and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialize, or should underlying assumptions prove incorrect, actual results may be very different from those anticipated.

The factors that could cause our actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements are discussed more fully in our annual report under the Securities Exchange Act of 1934 on Form 20-F filed on
October 26, 2005 and in other filings with the United States Securities and Exchange Commission. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: 30 November 2005
By:
/s/ N L Joubert
Name: Nereus Louis Joubert
Title:    Company Secretary